Leroy Halterman, c.Ytr,nrv, L.rv
820 Pie€ ra Vista NE
Albuquerque. New Mexico 87123
May 30, 2005
Invoice #P05-1

Paradigm Ventures Corp
4519 Woodgreen Drive
West Vancouver, British Columbia
Canada, WS 2T8

Month:	April and May
Project:	SMC Calims, Sheep Mountain Projects

Date	Item	Units	Rate Unit	Total

May	County Filing Fees SMC Claims See Attached	7	$11	$77.00

May	BLM Filing Fee's Will FAX Recieipt	7	$165	$1,155.00

May	Claim Stakes	31	$1.25	S38.75

April & May	Per Deim, Demming	4	$110	$440.00

April & May	Mileage	1184	$0.500	$592.00

April	Field Recon of Projects	2	$400	$800.00

May	Labor, Preparing Notices and Staking Claims	3	$400	$1,200.00

May	Report Preparation, 3 days	3	$400	$1,200.00

	In house copying and phone			No charge
			Amount Due	$5,502.75
			Total Amount Due	$5,502.75

Sincerely,
/s/ Leroy Halterman
Leroy Halterman
Please Wire Transfer to:                   Leroy Halterman, CPG, RPG
Bank of Albuquerque                       820 Piedra Vista NE, Albuquerque, New Mexico 87123

Sheep Mountain Prospect Acquisition and Evaluation
Report
A Precious and Base Metals Prospect
Luna County, New Mexico

Prepared For: Paradigm Venture Corp.
By
Leroy Halterman
Certified and Registered Geologist
820 Piedra Vista NE
Albuquerque, New Mexico

May 26, 2005

Sheep Mountain Prospect Acquisition and Evaluation Report
Executive Summary

The Sheep Mountain prospect represents a disseminated, epithermal gold prospect with deeper replacement manto potential as well as porphyry copper and molybdenum potential. The prospect contains 7 lode mining claims and is located in western Luna County, New Mexico, approximately 15 miles south of Gage, New Mexico in the Klondike Hills (Figure 1). The Klondike Hills are at the northern edge of the Cedar Mountain of southwestern New Mexico. The closest major inhabitation is the city of Deming, New Mexico 45 miles to the northeast. Rocks on the property consist of the Mississippian to Ordovician limestone, dolomites and shales and minor Tertiary felsic volcanics. These rocks have been structurally deformed by both thrust and normal faults and altered and mineralized with heavy and precious metals.

In early May Leroy Halterman, a certified and registered geologist and representing Paradigm Venture Corp. located 7 lode-mining claims on behalf of Paradigm Venture Corp. This was based on his knowledge of the area from previous work that had been done on the property. Sampling in the early 1980's on the property by other companies indicated a large area of anomalous pathfinder elements including arsenic and antimony in addition to anomalous gold and silver. Paradigm Venture Corp. has not performed any sampling or other geological work on the property. The earlier sampling in the area of the claims has yielded samples as high as 4.2 grams of gold and 460 grams of silver per ton. In addition to gold, these samples were assayed for silver, molybdenum, arsenic and antimony. The associated anomalous elements such as gold along with high arsenic and antimony are considered to be characteristic of the low temperature hydrothermal systems. This type of system deposited many of the world's largest gold deposit including those that are found in Nevada.

The Sheep Mountain Prospect has the potential for deposits other than disseminated gold. Some of the samples were highly anomalous in molybdenum adding to the speculation that this mineralization may be associated with a porphyry copper-molybdenum deposit in the valley just south and possibly under the SMC claims. This type of deposit has been found 10 miles north in the valley next to Victorio Peak. At Victorio Peak manto type of lead, copper, silver and gold deposits were formed in the Fusselman Limestone that lies directly below the Percha Shale. The same type of geology exists on the SMC claims along with some evidence of higher temperature mineralization that would help form this type of deposits.

Land Status, Topography and Access

The "SMC" claim block consists of 7 unpatented mining claims covering approximately 140 acres of BLM land and minerals (Figure 2). These 7 contiguous claims lie within Section 21 and 22 Township 26 South and Range 13 West. They are not subject to any royalty but either an annual assessment work in excess of $100 per claim along with appropriate filing must be done or an annual maintenance fee payable to the Federal government of $125 per claim is required. Thus a total payment of $875 per year for the entire claim block is required to keep the claims valid.

Access to the Sheep Mountain Prospect is obtained by traveling west from Deming on Interstate 10 to Gage, New Mexico and then south on a county road which turns to the west along the southern margin of the Klondike Hills and traverses the southern edge of the property (Figure 3). From this point several ranch roads lead into the claim block. The topography of the area consist of hills of low to moderate relief, which have been dissected by erosion. Access within the area is good. Vegetation is sparse consisting of short grasses, cacti and scattered junipers. The primary use of the surface is cattle grazing.

Exploration History

The Klondike Hills were included in an old mining district designated as the Carrizalillo-Cedar district. This district extended in a northwest-southeast belt and included the Cedar Mountains and Klondike Hills in the northwest and the Can-izalillo Hills in the southeast. There are numerous prospect pits and shallow shafts on the property, particularly in Section 21, 22 and 27 within and near the claim block. The early work concentrated on fault structures, along which jasperoid and/or gossan-like iron-rich mineralization were deposited.

Energy Reserves Group, Minerals Division, initially investigated the Sheep Mountain Prospect during regional reconnaissance work in southwestern New Mexico in June of 1981. At that time it was noted that the geology in the area was favorable for disseminated precious metal mineralization as well as other types of deposits. Anomalous arsenic values were obtained from the initial sampling program and the area was slated for further investigation. A subsequent evaluation yielded not only high values of the pathfinder elements but also anomalous gold, silver and some associated base metals that resulted in the staking of the PAL claim block. Energy Reserve suffered financial difficulty as a result of falling oil and gas prices and was forced it to abandon its minerals program and farmed out this property to another company.

This company performed further sampling and drilled one 494 foot deep hole. The drill hole was located in the northern portion of the PAL claim block and on of the SMC claims. It bottomed in silicified dolomite not reaching the target Fusselman below the Percha Shale but it did intercept anomalous gold between 70 and 300 feet and anomalous silver from 240 to 340 feet. In their report they noted that they had unknowingly placed the drill hole on the down-thrown side of a fault that was later mapped. In this report they stated that they would not have drilled the hole there if they had known about the fault. However, it is interesting is that they did intercept a significant thickness of anomalous gold and silver mineralization and that they had two hundred feet of silicification in the bottom of the hole. This may indicated that they were nearing an intrusive body that may have been mineralized such as in the copper-molybdenum porphyry model.

Geology

The Klondike Hills lay at the northern edge of the Cedar Mountains and are considered to be a part of the same structural trend (Figure 4). The Cedar Mountains are a northwest trending Basin and Range structure bounded by high angle normal faults. Exposures in the Cedar

Mountains consist of Tertiary volcanic and intrusive rocks with one small window of Paleozoic and Cretaceous rocks exposed. A valley that parallels the northern edge of the volcanic pile separates the Klondike Hills from the main body of the Cedar Mountains. Exposures in the Klondike Hills consist of Paleozoic strata of Ordovician through Mississippian age and a few exposures of Precambrian rocks that are present in the center of the hills. Tertiary volcanic rocks are exposed northwest of the prospect area and a small exposure of an intrusive is also present within the prospect area.

Rocks outcropping within the Sheep Mountain Prospect area include the Ordovician El Paso Formation, the Ordovician Montoya Group, the Silurian Fusselman Dolomite, the Devonian Percha Shale, the Mississippian Keating Formation, and the Tertiary intrusive unit mentioned above.

The El Paso Formation consists of thin to medium-bedded limestone with argillaceous and silty intervals. It is the primary target formation on the property. Extensive jasperoid development and argillic alteration has been noted in the formation occurring in association with fault structures.

The El Paso Formation is overlain by the Montoya Group, which is divided into four formations of predominantly dolomitic composition. Thin-bedded sediments in the upper formation of this group may also have some potential as a host rock.

The Silurian Fusselman dolomite, a fine-grained, massive dolomite overlies the Montoya Group. The Fusselman has been included with the Montoya Group on the geologic map, Figure 4, as it has been on previously published geologic maps of the area.

The Devonian Percha Shale is green-gray shale seen in a small, poorly exposed outcrop near the southern edge of the prospect and in tailings from a relatively shallow shaft on the southeastern edge of the prospect. The Percha Shale is also a potential host rock in this area.

The lower part of the Mississippian Keating Formation (the lower member of the Escabrosa Group) consists of medium-bedded limestone exposed at a small outcrop near the southern edge of the prospect. Jasperoid has developed along a structure in the Keating in this area.

Structurally, the Klondike Hills are quite complex. The area lies within the east-southeast trending Laramide overthrust belt of southwestern New Mexico. The complex relationships among the units exposed is due to a series of relatively flat-lying thrust plates in which upper plate Ordovician and Silurian rocks have been thrust over each other and over lower plate Devonian and Mississippian strata. These thrust slices have in turn been broken by two sets of Tertiary high angle normal faults that trend northeast and northwest. To complicate matters further, the area also lies along the west trending Texas lineament. The Texas lineament is a very old zone of weakness that extends to the basement and which has added an east-west trending strike-slip component to the deformation of the strata in the area.

Mineralization

Mineralization and alteration found at the Sheep Mountain Prospect consists of jasperoid, argillic alteration, silicification and iron staining of thin-bedded sediments and development of iron-rich, gossan-like material. Copper, fluorite, calcite, barite and iron mineralization was also noted in silicified rock found on the dump of a shallow shaft that was sunk on a structure on the southeast side of the property.

The jasperoid at the Sheep Mountain Prospect frequently contains visible blades of barite. Jasperoid occurs over a wide area on the property, both along high angle Basin and Range structures and along the planes of the low angle thrust faults. Jasperoid appears to form most readily in the EI Paso limestone, but also occurs in the dolomites of the Montoya Group. Silica appears to have migrated easily through the reactive EI Paso limestones and has replaced the rock for some distance beyond the major structures. In contrast, the dolomites of the Montoya Group appear to have been less reactive and silica replacement occurs only in narrow bands along the structures that served as conduits for mineralizing solutions.

The occurrence of the iron-rich gossan-like mineralization also appears to be confined closely to structures, primarily the Basin and Range structures on the south side of the property. This mineralization occurs in addition to and in association with jasperoid development along these structures and can be seen in the dump material.

Argillic alteration was noted in thin-bedded units of the El Paso Formation in several locations and partial silicification of argillically altered sediments that also occurred in several places. Silicification of thin-bedded El Paso sediments can often be found beneath jasperoid outcrops where hematitic and limonitic staining occurs in conjunction with the argillic alteration and silicification. Silicification, brecciation, and calcite veining was noted in the Percha Shale on the dump of a shallow shaft on the southeast side of the property.

The primary drilling target on the Sheep Mountain Prospect is the El Paso limestone. Thin-bedded El Paso sediments dip into major structures in several areas on the property where alteration and mineralization have been observed. Consequently, several target areas may be tested where the EI Paso Foi nation could serve as a host for ore-grade mineralization.

The Percha Shale may also be a drilling target on the southeast side of the property. Although this area is less well exposed, the fissile shales of the Percha may prove to be an excellent host rock where the formation dips into mineralized structures. In other districts in southern New Mexico the Percha has served as a dam for upward migrating hydrothermal fluid forcing the fluid to migrate and precipitate ore bodies in the underlying Fusselman Limestone. One example of this type of mineralization is 10 miles north in the Victorio mining district.

Drilling depths to the precious metals mineralized zones within these units are expected to be shallow and should not exceed 400 feet. However, should the initial work indicate that porphyry copper-molybdenum deposit exists than deeper holes may be required to test this target.

Summary and Conclusions
The Sheep Mountain prospect represents a viable exploration target for a number of types of deposits. It has favorable host rocks, structure, alteration and related gold, silver and molybdenum mineralization. In addition to the geology, it is located an in area where significant mineral deposits have been located and produced over the last 100 years.

The Sheep Mountain prospect is like many prospects that lack sufficient exploration during the mid 1980's when the decline of precious and base metal prices forced companies to cut back or eliminate exploration expenditures. Previous work on the property did not invalidate any of the suppositions as to the prospect's models and potential. Rather they increased the knowledge of the property and elevated it as a prospect. This property is of Merit and warrants additional financial expenditure and exploration.

Proposed Program of Exploration

The evaluation report concludes that the property merits exploration and evaluation. The Sheep Mountain Prospect warrants additional work because the areas where alteration and anomalous precious metals rock samples were found have not been adequately evaluated. There has not been any trench sampling or drilling. To date the only drilling has been one misplaced drill hole. A two-phase program is recommended with the second phase depending upon the successful results of the first phase. Trenching refers to the process in which an area and material to be sampled is channeled in one direction with a shovel or by earth moving equipment, and the material for the sample is taken at regular intervals along the channel. The procedure is repeated with several other channels in different directions until a sample of the proper size has been secured. Drilling refers to a method of sampling a deposit by means of a drill or borehole. The boreholes will be located in areas where favorable structure and mineralization exists and drill at an angle to intercept the target across its strike and at the most favorable depth. Geochemical sampling refers to the search for economic mineral deposits by detection of abnormal or anomalous concentrations of base elements or complexes containing these elements in surface materials or material within a few feet of the surface.

The first phase should include conventional soil sampling on specified grids. Conventional soil sampling means taking soil sample from specified areas in the SMC claim block. These samples would be taken a few feet below the surface in areas mapped out in advance.

Based upon the results of the Phase I program a drilling program should take place to test the existing anomalies and those disclosed during the Phase I program. The recommended programs are presented below.

Recommendations Phase I and Phase II Programs

Phase I. The Phase I program will be limited to defining drill targets for the Phase II program. It is anticipated to cost approximately $14,000. The following discussion gives a brief description of the Phase I program.

1. Additional mapping and sampling to confirm earlier sampling and to better target drill holes to test untested mineralized areas of the SMC claim block.

2. Perform close spaced geochemical soil sampling across the entire staked area. This type of sampling would collect samples from approximately 1-2 feet below the surface and have them tested for gold, silver, molybdenum antimony, mercury and arsenic.

The Quaternary gravel that covers the central portion of the prospect may limit the usefulness of conventional soil geochemistry but test grids will have to be surveyed, sampled and analyzed to determine its usefulness. Quaternary refers to a geologic period following the Tertiary Age beginning 2 to 3 million years ago and extending to the present

Phase HProgram. The Phase II program is estimated to cost approximately $53,000 and will involve the drill testing of strong rock and soil geochemical anomalies. A geochemical anomaly refers to a concentration of one or more elements in rock, soil, sediment, vegetation, or water that is markedly higher or lower than background. In addition to testing the geochemical anomalies, geological mapping will generate other drill targets that may not be highly mineralized at the surface but will still warrant testing with several drill holes. These holes should be drilled to a depth of 300 to 400 feet or until the geological target has been intercepted.

Cost Estimates Phase I Program

Item		Estimated Cost

Soil Samples 150, average $30/Sample	$	$ 4,500
Rock samples 50 samples @ $30/ sample		1,500
Sampling supplies 200 samples @ $2.00/ sample		400
Geologist, 12 days @ $400/day		4,800
Per diem 12 days @ $100/day		1,200
Vehicle Mileage 2,000 @ $.50 / Mile		1,000
Miscellaneous and field supplies		600
Total Phase I Cost		$$14,000

      Estimated Cost Phase II Program

Item Estimated Cost
Drilling
Mineralized Outcrops and soil anomalies, tholes 400 ft. each /$25.00/ft	$20,000
Test Geological targets 2 holes 350 ft each./ $25.00/ft	17,500
Assaying, 200 samples $30	6,000
Geologist 28 days @ $400/ day	5,100
Per Diem 28 days @ $100/ day	1,400
Vehicle 5000 miles $.50/mile	2,500
Miscellaneous	1,500
Total Phase II Cost	$$53,000

Submitted 26th day of May, 2005